jazzpharmaceuticals.com

July 29, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lynn Dicker

Angela Connell

Jessica Dickerson

Tim Buchmiller

Re:	Jazz Pharmaceuticals plc

Form 10-K for Fiscal Year Ended December 31, 2024

File No. 001-33500

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 17, 2025 with respect to the above-referenced filing. For ease of reference, the Staff’s comments are reproduced below in italicized type followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 1. Business

Competition, page 22

1.

We note your disclosure that you have the right to receive a “meaningful royalty” from Hikma on net sales of the Hikma AG product. Please revise your future filings to disclose the royalty rate, or a royalty rate range not to exceed 10 percentage points, or explain to us why it would not be appropriate to do so.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that disclosure of the royalty rate from Hikma on net sales of the Hikma AG product (the “royalty rate”) (or in lieu thereof, a royalty rate range) is not required because disclosure of the royalty rate is neither material nor necessary for the protection of investors and moreover, it would not be appropriate for the Company to make such disclosure given the confidential nature of the royalty rate and an associated order of the U.S. District Court for the Northern District of California, as explained in more detail below.

Disclosure of the royalty rate is neither material nor necessary for the protection of investors

In the context of omitted disclosure, the U.S. Supreme Court has held that, to fulfill the materiality requirement, “there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976); Basic, Inc. v. Levinson, 485 U.S. 224 (1988). The Staff has advised against making materiality determinations through the application of any single quantitative formula, stating that both quantitative and qualitative factors must be taken into account. SEC Release No. SAB 99 (Aug. 12, 1999). Set forth below are the quantitative and qualitative factors the Company considered in making the determination that disclosure of the royalty rate (or in lieu thereof, a royalty rate range) would not significantly alter the “total mix” of information the Company makes available to investors.

Quantitative analysis

The Company respectfully advises the Staff that, for each of the fiscal year ended December 31, 2024 and the three months ended March 31, 2025, high-sodium oxybate authorized generic royalty revenue in the aggregate, including the Hikma AG product royalty revenue, comprised only approximately 5% of the Company’s total revenue. Furthermore, the Company currently expects the Hikma AG product royalty revenue, as a percentage of the Company’s total revenue, to decline in future years as narcolepsy patients continue to adopt lower sodium Xywav and the Company continues to diversify its product portfolio and revenue drivers (in particular, the Company’s diversification of total revenue away from high-sodium oxybate). Accordingly, the royalty revenues realized from Hikma on net sales of the Hikma AG product have not been, and are not currently expected to be, quantitatively material.

Jazz Pharmaceuticals plc. registered in Ireland (company number 399192) Registered Office: Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland Directors: Bruce C. Cozadd - Chairman (USA), Jennifer Cook (USA), Patrick G. Enright (USA), Laura Hamill (USA), Patrick Kennedy, Heather Ann McSharry, Seamus Mulligan, Kenneth W. O’Keefe (USA), Anne O’Riordan, Norbert G. Riedel (DE), Mark Smith (USA), Rick E Winningham (USA)	Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland T: +353.1.634.7800 F: +353.1.634.7850

jazzpharmaceuticals.com

Qualitative analysis

The Company respectfully advises the Staff that the Hikma royalty revenues relate to a high sodium oxybate AG product, which is essentially an authorized generic version of the Company’s Xyrem product. The Company no longer considers Xyrem one of its lead marketed products, as indicated in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”), and the Company does not consider AG royalty revenues to be a material part of its business. As disclosed in the Annual Report, the Company’s oxybate commercial efforts are focused on educating patients and physicians about the lifelong impact of high sodium intake, and how the use of Xywav enables them to address what is a modifiable risk factor. As discussed above, the Company expects revenues from high sodium oxybate products to decrease as a percentage of the Company’s total revenue in future years as Xywav has become a standard of care for patients with narcolepsy and idiopathic hypersomnia and the Company continues to focus its commercial efforts on educating patients about the benefits of Xywav and on its other lead marketed products. Further, the Company’s operating plan assumes that Xywav, with 92% lower sodium compared to high-sodium oxybates (depending on the dose), a dosing titration option and an absence of a sodium warning, will remain the #1 branded oxybate treatment for narcolepsy (the position it held based on revenue in the first quarter of 2025).

Moreover, the royalty rate, which the Company has disclosed is fixed, beginning in January 2024, for the duration of the Company’s agreements with Hikma, is only one factor that determines the amount of royalties the Company receives from Hikma; the amount of royalties the Company receives is dependent on the prices at which Hikma sells its AG product and the volume of such sales, neither of which is publicly disclosed by Hikma. Hikma’s plans for commercialization and distribution of its AG product are controlled by Hikma. In addition, and as disclosed in the Annual Report, the Company respectfully advises the Staff that Hikma’s election to sell the Hikma AG product (with royalties to be paid to the Company) for a total of up to four years beginning in January 2024 may be terminated by Hikma at any time in accordance with the notice provisions in the agreements between the parties. Relatedly, the Company also granted Hikma a license to launch its own generic high-sodium oxybate product. If Hikma elects to launch its own generic product, it will no longer have the right to sell the Hikma AG product and the Company will no longer be entitled to royalty payments from Hikma. As a result, in addition to not being material to the Company on an absolute or relative basis, any royalties that may be payable under the Company’s agreements with Hikma are also uncertain in amount and duration, and additional detail about one factor that may influence such speculative information would not alter the total mix of information useful to investors in evaluating the Company’s business or in making investment decisions.

The Company provides substantial disclosure regarding oxybate revenues

The Company’s existing disclosure with respect to oxybate revenues and the drivers thereof is substantial, and includes the quantitative and qualitative information that is material to investors. Such quantitative information includes:

•	product revenue information;

•	royalty revenue information;

•	Xywav patient numbers by indication; and

•	estimates with respect to patient populations.

Such qualitative information includes:

•	the Company’s commercialization strategy for its oxybate products;

•	information about competition for the Company’s oxybate products;

•	the Company’s research and development strategy and progress; and

•	historical and anticipated trends with respect to oxybate product revenues and royalty revenues.

Accordingly, the Company respectfully submits that additional disclosure regarding the Hikma royalty rate would not significantly alter the “total mix” of information made available to investors and there is not a substantial likelihood that a reasonable investor would consider the Hikma royalty rate important in making an investment decision. Indeed, the Company believes that investment decisions are based on the Company’s overall business strategy and performance rather than the Hikma royalty rate. In any event, the Company believes that protection of investors has been satisfied with the substantial disclosure that currently exists in the Annual Report regarding the Company’s oxybate revenues, including with respect to Hikma’s rights to sell the Hikma AG product and its own generic high-sodium oxybate product, and the potential time periods under which the Company would be entitled to royalty payments from Hikma for sales of the Hikma AG product.

jazzpharmaceuticals.com

The royalty rate is highly confidential and disclosure of such rate would cause competitive harm to the Company

The Company treats its Hikma pricing and royalty revenue rate as highly confidential and has not disclosed this information publicly, nor widely disseminated it within the Company. Notably, in multidistrict litigation proceedings before the U.S. District Court for the Northern District of California (the “Court”) relating to patent litigation settlements the Company entered into with certain generic drug manufacturers who had filed abbreviated new drug applications for generic versions of Xyrem (“ANDA filers”), the Court has granted motions made by both the Company and Hikma to seal the pricing and royalty rates in authorized generic agreements between the Company and Hikma, as well as the Company’s agreements with certain other ANDA filers. The Company believes that disclosure of the Hikma royalty rate would permit counterparties to gain an advantage in their negotiations with the Company in ongoing and future license negotiations by demanding the same or better terms and would allow competitors to use those values to glean insight into the Company’s practices related to negotiating these or other types of commercial agreements, all of which could cause the Company substantial competitive harm to the detriment of its shareholders. The Company is separately supplementally providing the most recent such order, granted on July 10, 2025, to the Staff. In granting the Company’s and Hikma’s motions to seal the pricing and royalty rates, the Court found that public interest in these terms was outweighed by the risk of competitive harm. The Court also determined that the precise royalty rates were not critical to the public understanding of the litigation. Accordingly, such rates and prices have and will be redacted in the documents that are publicly available for such proceedings.

In light of the foregoing, because disclosure of the royalty rate is neither material nor necessary for the protection of investors and disclosure with respect to the royalty rate that is more granular than the Company’s existing disclosure could cause competitive harm to the Company, the Company respectively advises the Staff that it believes it would not be appropriate for the Company to disclose the royalty rate (or in lieu thereof, a royalty rate range).

Patents and Proprietary Rights, page 27

2.

We note that Rylaze accounted for approximately 11% of your total net product sales for the fiscal year ended December 31, 2024. We further note from your disclosure on page 28 that you obtained your rights to Rylaze pursuant to a licensing agreement. Please either file the licensing agreement governing your rights to Rylaze as an exhibit to future filings or explain to us why you do not believe such exhibit is required. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and plans to file the above-referenced licensing agreement, subject to appropriate redactions for confidential information, as an exhibit with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

* * * * *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at + 1 650 496 3777.

Sincerely,

/s/ Philip L. Johnson
Philip L. Johnson
Executive Vice President and Chief Financial Officer

Jazz Pharmaceuticals plc

cc:	Bruce C. Cozadd, Chairman and Chief Executive Officer

Neena Patil, Executive Vice President and Chief Legal Officer

Patricia Carr, Senior Vice President and Chief Accounting Officer

John Corrigan, KPMG

Chadwick Mills, Cooley LLP

Sarah Sellers, Cooley LLP